Exhibit (a)(8)


CONSUMERS FINANCIAL CORPORATION



July 19, 2002




Dear Preferred Stockholders:

     Consumers Financial Corporation is offering to purchase all of the outstanding shares of its 8 1/2% Preferred Stock, Series A (the "Shares") from existing stockholders for a purchase price of $4.40 per Share, net to the seller in cash, plus accrued dividends on such Shares. The offer is not conditioned upon any minimum number of shares being tendered.

     The Company is making this offer because the Board of Directors believes it is important to provide the preferred stockholders of the Company with the opportunity to liquidate their investment prior to the potential acquisition of the Company by a third-party investor group, CFC Partners, Ltd. Furthermore, the Board of Directors believes that the purchase price for the Shares approximates the payment the preferred stockholders would ultimately receive under a Plan of Liquidation and Dissolution approved by the preferred and common stockholders in March 1998. Those stockholders who do not elect to tender their shares or who do not tender all of their shares will remain as preferred stockholders of the Company and will either (i) receive a liquidating distribution from the Company within the next 12 months in connection with the Plan of Liquidation and Dissolution, or (ii) continue as preferred stockholders of the Company, with all of their current rights and preferences, in the event the Company is acquired by the investor group referred to above and the Plan of Liquidation and Dissolution is discontinued.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     On June 7, 2002, the last day the Shares were traded prior to the printing of this letter, the reported sales price for the Company's preferred stock on the OTC Bulletin Board was $3.86 per Share. Any stockholder whose Shares are purchased in the offer will receive the net purchase price in cash plus any accrued dividends due for the period from the due date of the last quarterly dividend which was paid to the date of payment for the tendered Shares. In addition, stockholders will not incur the usual transaction costs associated with open-market sales.


1513 Cedar Cliff Drive, Camp Hill, PA 17011             Telephone 717-761-4230
Fax 717-761-9473


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Preferred  Stockholders                                                   Page 2
July  19,  2002



     Neither the Company nor the Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares.

     The offer will expire at midnight, Eastern Daylight Time on August 16, 2002, unless extended by the Company. If you have any questions or requests for assistance regarding the tender offer process or for additional copies of the Offer to Purchase and the Letter of Transmittal, you may call StockTrans, Inc., which is serving as the depositary and the information agent for the tender offer, at (610) 649-7300.


Sincerely,


CONSUMERS  FINANCIAL  CORPORATION





Enclosures


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